UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Texas Roadhouse, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

882681 10 9

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882681 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W. Kent Taylor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,296,382 shares of Common Stock(1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 7,296,382 shares of Common Stock (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,296,382 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6% of Common Stock (1)

12.	Type of Reporting Person (See Instructions) IN

(1)  Calculated pursuant to Rule 13d-3.  The percentage is based on the number of shares of Common Stock of Texas Roadhouse, Inc. (“TXRH”) outstanding at October 26, 2011, as reported in TXRH’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2011.  The Reporting Person individually owns 7,201,384 shares of Common Stock and has sole voting power and sole dispositive power over the shares of Common Stock held by each of the entities listed on Exhibit 1 and is therefore deemed to beneficially own the number of shares of Common Stock held by each entity set forth thereon; these shares are included in the shares listed at Items 5, 7 and 9 above.

CUSIP No. 882681 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LD Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 94,998 shares of Common Stock(2)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 94,998 shares of Common Stock (2)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,998 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% of Common Stock (2)

12.	Type of Reporting Person (See Instructions) OO

(2)  Calculated pursuant to Rule 13d-3.  The percentage is based on the number of shares of Common Stock of Texas Roadhouse, Inc. (“TXRH”) outstanding at October 26, 2011 as reported in TXRH’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2011.  W. Kent Taylor has sole voting and dispositive power over the shares held by the Reporting Person and is therefore deemed to beneficially own the shares held by the Reporting Person.  W. Kent Taylor has also reported these shares under sole voting and dispositive power on page 2 of this Amendment No. 7 to Schedule 13G.

CUSIP No. 882681 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PMB Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares of Common Stock(3)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 0 shares of Common Stock (3)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% of Common Stock (3)

12.	Type of Reporting Person (See Instructions) OO

(3)  During Texas Roadhouse, Inc.’s (“TXRH”) fiscal year ended December 27, 2011, PMB Holdings LLC sold all of its shares of TXRH Common Stock.  As a result, PMB Holdings LLC will no longer be a member of the group, and this Amendment No. 7 to Schedule 13G constitutes PMB Holding LLC’s exit filing.

Item 1.
	(a)	Name of Issuer Texas Roadhouse, Inc. (“TXRH”)
	(b)	Address of Issuer’s Principal Executive Offices 6040 Dutchmans Lane, Suite 200, Louisville, KY 40205

Item 2.
	(a)	Name of Person Filing W. Kent Taylor
	(b)	Address of Principal Business Office or, if none, Residence 6040 Dutchmans Lane, Suite 200, Louisville, KY 40205
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 882681 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,296,382 shares of Common Stock.
(b) Percent of class: 10.6% of Common Stock
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,296,382 shares of Common Stock.
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 7,296,382 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission and except with respect to 100,000 shares that Mr. Taylor has pledged, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
Date
/s/ W. Kent Taylor
Signature
W. Kent Taylor
Name

LD HOLDINGS LLC

By:	/s/ W. Kent Taylor
W. Kent Taylor, Manager

PMB HOLDINGS LLC

By:	/s/ W. Kent Taylor
W. Kent Taylor, Manager